UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)

QUEST DIAGNOSTICS INCORPORATED
(Name of Issuer)
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Common Stock, $.01 Par Value
(Title of Class of Securities)
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74834L 10 0
(CUSIP NUMBER)
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Victoria A. Whyte, GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex TW8 9GS
Telephone: +44 (0) 208 047 5000
(Name, address and telephone number of person authorized to receive notices and communications)
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January 31, 2011
(Date of Event That Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /___/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

This Amendment No. 9 amends and supplements the Statement of Schedule 13D electronically filed with the Securities and Exchange Commission (the “Commission”) on August 25, 1999 (the “Initial Statement”), and subsequent amendments filed electronically with the Commission on May 14, 2001, May 22, 2002, June 29, 2004, December 15, 2004, June 14, 2006, February 16, 2007, September 18, 2008 and March 19, 2009.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The undersigned hereby further amends and supplements Items 2, 4 and 5 of the Initial Statement to include the following information (capitalized terms used herein without definition shall have the meaning as set forth in the Initial Statement).

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CUSIP No.  74834L 10 0

1     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

GlaxoSmithKline plc
98-0607772

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2     Check the Appropriate Box if a Member of a Group

a  /  /
b  /  /
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3     SEC USE ONLY

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4     Source of Funds

OO
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5     Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)

/  /
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6     Citizenship or Place of Organization

England and Wales
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Number of Shares Beneficially Owned by Each Reporting Person With:

7     Sole Voting Power:  0

8     Shared Voting Power:  0

9    Sole Dispositive Power:  0

10   Shared Dispositive Power:   0
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

0
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12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

/  /
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13    Percent of Class Represented by Amount in Row (11)

0%
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14    Type of Reporting Person

CO
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CUSIP No.  74834L 10 0

Item 1.  Security and Issuer

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Item 2.  Identity and Background

(a)

(b)

(c)	Set forth in Schedule I to this Amendment (“Schedule I”) are the name, business address and present principal occupation or employment of each executive officer and director of the Reporting Person.

(d)
During the last five years, there have been no criminal proceedings against the Reporting Person or, to the best knowledge of the Reporting Person, any of the other persons with respect to whom information is given in response to this Item 2.

(e)
During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the other persons with respect to whom information is given in response to this Item 2 has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each executive officer and director of the Reporting Person is set forth in Schedule I.

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Item 3.  Source and Amount of Funds or Other Consideration

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Item 4.  Purpose of Transaction

(a) - (b)	The response set forth in Item 4(a)-(b) of the Schedule 13D is hereby amended by adding to the end of the last sentence of Item 4(a)-(b) the following:

“SB Holdings Capital Inc. disposed of all of its Shares on January 31, 2011 for investment purposes.”

(c)

(d)	The response set forth in Item 4(d) of the Schedule 13D is hereby amended by adding to the end of the last sentence of Item 4(d) the following:

“The Company's right under the Stockholders Agreement to have representation on the Issuer's Board as described under Item 5(b) has been terminated as a result of the sale of all of its Shares in the Issuer.”

(e)

(f)

CUSIP No.  74834L 10 0

(g)

(h)

(i)

(j)

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Item 5.  Interest in Securities of the Issuer

(a)           Registered Name                                                                No. of Shares                                           Percent
SB Holdings Capital Inc.                                                             0                                                          0%

(b)

(c)
On January 31, 2011, SB Holdings Capital Inc. entered into an agreement with Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC to sell 15,377,600 shares of Common Stock of the Issuer at a price of $55.615 per share.  Additionally, on January 31, 2011, SB Holdings Capital Inc.  entered into an agreement with the Issuer for the Issuer  to repurchase from SB Holdings Capital Inc. 15,377,551 shares of Common Stock of the Issuer at a price of $54.30 per share.

(d)

(e)	On January 31, 2011, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities reported herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.  Material to be Filed as Exhibits

CUSIP No.  74834L 10 0

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 2011

GLAXOSMITHKLINE PLC

By: /s/ Victoria A Whyte
Victoria A. Whyte
Company Secretary

SCHEDULE I

Name	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors

Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer	British

Julian Heslop	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer	British

Dr. Moncef Slaoui	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director Chairman, Research and Development	Belgian

Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer Designate	British

Sir Christopher Gent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Dr. Stephanie Burns	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	USA

Lawrence Culp	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	USA

CUSIP No.  74834L 10 0

Sir Crispin Davis	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Sir Deryck Maughan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Dr. Daniel Podolsky	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	USA

Tom de Swaan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Dutch

Sir Robert Wilson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Professor Sir Roy Anderson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

James Murdoch	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Corporate Executive Team

Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer	British

Julian Heslop	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer	British

Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer Designate	British

Daniel Troy	One Franklin Plaza Philadelphia, PA 19102	Senior Vice President & General Counsel	USA

John Clarke	One Franklin Plaza Philadelphia, PA 19102	President, Consumer Healthcare	New Zealand

CUSIP No.  74834L 10 0

Marc Dunoyer	980 Great West Road Brentford Middlesex, England TW8 9GS	Global Head, Rare Diseases Unit	French

Abbas Hussain	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Emerging Markets	British

William C. Louv	One Franklin Plaza Philadelphia, PA 19102	Senior Vice President, Core Business Services	USA

Claire Thomas	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	British

David Pulman	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	President, Global Manufacturing & Supply	British

Dr. Moncef Slaoui	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director Chairman, Research and Development	Belgian

David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British

Jean Stéphenne	Rue de l’Institut 89 B-1330 Rixensart Belgium	President, Biologicals	Belgian

Edward Gray	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals Europe	British

Simon Bicknell	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Governance, Ethics & Assurance	British

Dierdre Connelly	One Franklin Plaza Philadelphia, PA 19102	President, North American Pharmaceuticals	USA

Dr. Patrick Vallance	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Medicines Discovery & Development	British